EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(thousands of dollars except ratio amounts)
	Nine Months Ending 9/30/99	1998	1997	1996	1995	1994
Earnings before taxes	$125,200	$464,400	$104,900	$102,700	$123,500	$104,100
Add (deduct)
Fixed charges	17,900	31,400	38,200	33,500	31,500	23,200
Undistributed earnings of less than 50% owned companies carried at equity	(1,700)	(800)	(500)	(700)	(800)	(400)
Interest capitalized	0	0	0	0	0	(200)
Earnings available for fixed charges	$141,400	$495,000	$142,600	$135,500	$154,200	$126,700
Fixed charges:
Interest, including amounts capitalized	$ 14,100	$ 26,400	$ 32,900	$ 26,400	$ 24,200	$ 16,500
Proportion of rent expense deemed to represent interest factor	3,800	5,000	5,300	7,100	7,300	6,700
Fixed charges	$ 17,900	$ 31,400	$ 38,200	$ 33,500	$ 31,500	$ 23,200
Ratio of earnings to fixed charges	7.9	15.76	3.73	4.04	4.89	5.46